Preliminary Term Sheet

   Date Prepared: February 9, 2006

WaMu Mortgage Pass-Through Certificates, Series 2006-AR3

$989,837,100 (Approximate, Subject to +/- 10% Variance)

Publicly Offered Certificates

Adjustable Rate Residential Mortgage Loans

Class (1)	Principal Amount (Approx.) (1)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Interest Rate Type	Tranche Type	Expected Ratings S&P / Moody’s
A-1A	$ 544,361,000	3.08/3.35	1-100/1-479	Variable (3)	Senior	AAA/Aaa
A-1B	$ 181,454,000	3.08/3.35	1-100/1-479	Variable (3)	Senior Mezz	AAA/Aaa
A-1C	$ 181,454,000	3.08/3.35	1-100/1-479	Variable (3)	Junior Mezz	AAA/Aaa
R	$ 100	N/A	N/A	N/A	Senior/Residual	AAA/Aaa
X (4)	$ 1,019,404,131	N/A	N/A	Variable (4)	Senior IO/PO	AAA/Aaa
B-1	$ 25,485,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	AA+ / Aa1
B-2	$ 18,349,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	AA / Aa2
B-3	$ 7,135,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	AA- / Aa3
B-4	$ 7,645,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	A+ / A1
B-5	$ 6,626,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	A / A2
B-6	$ 4,077,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	A- / A3
B-7	$ 4,587,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	BBB+ / Baa1
B-8	$ 4,587,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	BBB / Baa2
B-9	$ 4,077,000	5.68/6.33	33-100/33-479	Variable (5)	Subordinate	BBB- / Baa3
B-10	$ 5,097,000	Privately Offered Certificates			Subordinate	BB+ / Ba1
B-11	$ 4,587,000				Subordinate	BB / Ba2
B-12	$ 4,077,000				Subordinate	BB- / Ba3
B-13	$ 7,135,000				Subordinate	B /NR
B-14	$ 8,671,031				Subordinate	NR / NR

Total:

$ 1,019,404,131

(1)     Distributions on the Class A-1A, Class A-1B, Class A-1C, Class X, Class R and Subordinate Certificates will be derived primarily from a pool of adjustable-rate mortgage loans (the “Mortgage Loans”).  Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 10%.

(2)     WAL and Payment Windows for the Class A-1A, Class A-1B and Class A-1C Certificates are shown to the Optional Call Date (as defined herein) and to Maturity.

(3)     On each Distribution Date (as defined herein), the certificate interest rate for the Class A-1A, Class A-1B and Class  A-1C Certificates will be equal to the lesser of (i) One-Year MTA (as defined herein) plus [1.05%] and (ii) the Net WAC Cap (as defined herein).

(4)     The Class X Certificates will consist of one interest only component (the “Class X IO Component”) and one principal only component (the “Class X PO Component”).  The Class X IO Component will have a notional balance equal to the aggregate principal balance of the Mortgage Loans.  The Class X Certificates will accrue interest on its notional balance on each Distribution Date at a certificate interest rate equal to the excess, if any, of (i) the weighted average Net Mortgage Rate of the Mortgage Loans for such Distribution Date over (ii) a rate equal to the product of (1) the interest accrued on the certificates (other than the Class X Certificates) for such Distribution Date multiplied by (2) 12 divided by the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date.  The Class X PO Component will have an initial principal balance equal to zero after which principal balance will be increased to the extent of any Net Deferred Interest from the Mortgage Loans allocated to the Class X PO Component, as described herein.

(5)     For each Distribution Date, the certificate interest rate for the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates will be equal to the least of (i) One-Month LIBOR plus the related margin (in each case, the  margin will be multiplied by 1.5 after the first possible Optional Call Date), (ii) the “Adjusted Net WAC Cap” (as defined herein) and  (iii) the “Net Life Cap”.

Transaction Summary:

Depositor: WaMu Asset Acceptance Corp. (“WAAC”)

Sponsor and Servicer: Washington Mutual Bank (“WMB”).

Lead Manager: WaMu Capital Corp.

Trustee:  Deutsche Bank National Trust Company

Rating Agencies: It is anticipated that the Offered Certificates will be rated by Moody’s and Standard & Poor’s and assigned the credit ratings described on page 2 of this Preliminary Term Sheet.

Cut-off Date: February 1, 2006

Expected Pricing Date: On or about February 10, 2006

Closing Date: On or about February 23, 2006

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in March 2006.

Servicing Fee: Greater of (i) 0.375% per annum of the principal balance of each Mortgage Loan and (ii) the greater of (a) the gross margin on the mortgage loans minus 1.35% per annum of the principal balance of the mortgage loan and (b) 0.00%.

Certificates: The “Senior Certificates” will consist of the Class A-1A, Class A-1B, and Class A-1C (the “Class A Certificates”) and the Class X and Class R Certificates. The “Senior Subordinate Certificates” will consist of the Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8 and Class B-9 Certificates.  The “Junior Subordinate Certificates” will consist of the Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates.  The Senior Subordinate Certificates and Junior Subordinate Certificates are collectively known as “The Subordinate Certificates”.  The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the “Certificates.”  The Class A, Class X, Class R and Senior Subordinate Certificates are being offered herein and are referred to herein as the “Offered Certificates”.

Registration: The Offered Certificates (excluding Class R) will be made available in book-entry form through DTC.  It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for federal tax income purposes.  The Class R Certificate will be treated as a REMIC residual interest for tax purposes.

Accrued Interest: The price to be paid by investors for the Subordinate Certificates will not include accrued interest (settling flat).  The price to be paid by investors for the Class A and Class X Certificates will include 22 days of accrued interest.

Interest Accrual Period: The interest accrual period for the Subordinate Certificates for a given Distribution Date will be the period beginning on the 25th day of the month immediately preceding the month during which such Distribution Date occurs (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month during which such Distribution Date occurs (on an actual/360 basis).  The interest accrual period for the Class A and Class X Certificates will be on the calendar month prior to such Distribution Date (on a 30/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.  Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.  The Class R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Class A, Class B-1, Class B-2, Class B-3 and Class X Certificates are expected to constitute “mortgage related securities” for purposes of SMMEA. The Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates will not constitute “mortgage related securities” for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the “Optional Call Date”).

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Compensating Interest: Compensating interest paid by the Servicer with respect to the Mortgage Loans will equal the least of (a) any shortfall for the previous month in interest collections resulting from the timing of payoffs on the Mortgage Loans made from the 15th day of the calendar month before the Distribution Date to the last day of such month, (b) the sum of 1/12 of 0.050% of the aggregate Stated Principal Balance of the Mortgage Loans, any reinvestment income realized by the Servicer relating to payoffs on the Mortgage Loans made during the prepayment period, and interest payments on the payoffs received during the period of the 1st day through the 14th day of the month of the Distribution Date, as applicable and (c) 1/12 of 0.125% of the aggregate Stated Principal Balance of the Mortgage Loans.

Mortgage Loans: As of February 1, 2006, the aggregate principal balance of the mortgage loans described herein is approximately $1,019,404,131 (the “Mortgage Loans”).  The Mortgage Loans consist of conventional, adjustable rate, first lien residential mortgage loans with original terms to maturity of not more than 30 or 40 years.  All the Mortgage Loans accrue interest at a mortgage rate which adjusts monthly (after an initial fixed rate period of 1, 2, 3 or 12 months) based upon an Index rate of the 12-month moving average of the monthly yield on United States treasury securities adjusted to a constant maturity of one year (the “MTA”). After the initial fixed interest rate period, the interest rate for each Mortgage Loan will adjust monthly to equal the sum of the related Index and the gross margin.  As of the Cut-off Date, none of the Mortgage Loans were still in their fixed rate period. None of the Mortgage Loans are subject to a periodic rate adjustment cap.  All of the Mortgage Loans are subject to a maximum mortgage rate.

For all of the Mortgage Loans, the Minimum Monthly Payment is set at origination and, after an initial fixed rate period of 1, 2, 3 or 12 months, is adjusted on approximately the same date annually thereafter, subject to the limitations set forth below, to an amount which will fully amortize the Mortgage Loan at the then current mortgage interest rate in equal monthly installments over its remaining term to maturity (the “Minimum Monthly Payment”).  This adjustment is subject to the conditions that (i) the amount of the Minimum Monthly Payment will not increase or decrease by an amount that is more than 7.50% of the current Minimum Monthly Payment, (ii) as of the fifth anniversary of the first due date and on the same day every five years thereafter, the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) above and (iii) if the unpaid principal balance exceeds a percentage (either 110% or 125%) of the original principal balance due to deferred interest (the “Negative Amortization Limit”), the Minimum Monthly Payment will be recast without regard to the limitation in clause (i) to amortize fully the then unpaid principal balance over the remaining term to maturity.

Negative amortization on a Mortgage Loan will occur when the monthly payment made by the borrower is less than interest accrued at the current mortgage rate on the unpaid principal balance of the Mortgage Loan (such deficiency, “Deferred Interest”).  The amount of the Deferred Interest is added to the unpaid principal balance of the Mortgage Loan.

On the Closing Date, the aggregate principal balance of the mortgage loans as of the Cut-off Date is expected to be approximately $ 1,019,404,131, subject to an increase or decrease of up to 10%.  It is expected that the characteristics of the Mortgage Loans on the closing date will be substantially similar to the characteristics of the Mortgage Loans described herein.  The initial principal balance of any of the Offered Certificates on the Closing Date is subject to an increase or decrease of up to 10% from the amounts shown herein.

Credit Enhancement: Senior/subordinate, shifting interest structure.  The credit enhancement information shown below is subject to final rating agency approval.  Credit enhancement for the Class A Certificates will consist of the subordination of the Subordinate Certificates, initially 11.00% total subordination.

Shifting Interest: Until the first Distribution Date occurring after February 2016, the Subordinate Certificates will be locked out from receipt of prepayments in full on a Mortgage Loan (each, a “Payoff”) and partial prepayments on a Mortgage Loan, including any amounts in excess of the Minimum Monthly Payment (each, a “Curtailment”) (net of Deferred Interest) (unless the Class A and the Class X PO Component are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below).  After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal payments (net of Deferred Interest).

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
March 2006 – February 2016	0% Pro Rata Share
March 2016 – February 2017	30% Pro Rata Share
March 2017 – February 2018	40% Pro Rata Share
March 2018 – February 2019	60% Pro Rata Share
March 2019 – February 2020	80% Pro Rata Share
March 2020 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in March 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 20%,  the Subordinate Certificates will be entitled to 50% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest) or (ii) on or after the Distribution Date in March 2009, and the cumulative realized losses on the Mortgage Loans allocated to the Subordinate Certificates, as a percentage of the aggregate class principal balance of the Subordinate Certificates as of the Closing Date, do not exceed 30%, the Subordinate Certificates will be entitled to 100% of their pro rata share of Payoffs and Curtailments (net of Deferred Interest).

 In the event the current aggregate principal balance of the Class A Certificates and the Class X PO Component, divided by the aggregate principal balance of the Class A Certificates, the Class X PO Component, and the Subordinate Certificates (the “Senior Percentage”) exceeds the applicable initial Senior Percentage as of the Closing Date, the Class A Certificates and the Class X PO Component will receive all Payoffs and Curtailments (net of Deferred Interest) for the Mortgage Loans.

Net Mortgage Rate: The “Net Mortgage Rate” with respect to each Mortgage Loan is equal to the mortgage rate less the servicing fee rate.

Net WAC Cap: The “Net WAC Cap” is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans.

Adjusted Net WAC Cap  The “Adjusted Net WAC Cap” is equal to the weighted average of the Net Mortgage Rates of the Mortgage Loans, adjusted on an actual/360 basis.

Net Life Cap: The “Net Life Cap” is the Adjusted Net WAC Cap modified as follows:  for purposes of calculating the Net Mortgage Rate for each mortgage loan, the lifetime maximum mortgage rate for such mortgage loan will be substituted for the per annum mortgage rate for such mortgage loan.

Carryover Shortfall Amount: If, on any Distribution Date, one Month LIBOR plus the related margin for the Subordinate Certificates is greater than the Adjusted Net WAC Cap, then such Class will be entitled to the payment of an amount equal to the sum of (i) the excess, if any, of (a) the lesser of (1) interest accrued at one month LIBOR plus the related margin for such Class and (2) the Adjusted Net WAC Cap, computed for this purpose using the maximum lifetime rates of the mortgages net of servicing fees over (b) the amount of interest accrued on such Class based on the Adjusted Net WAC Cap and (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the Certificate Interest Rate for such Class without giving effect to the Adjusted Net WAC Cap) (together, the “Carryover Shortfall Amount”).  The Carryover Shortfall Amount will be paid sequentially to the Subordinate Certificates from interest otherwise distributable to the Class X Certificates (after the reduction due to Net Deferred Interest allocable to the Class X Certificates).

Adjusted Cap Rate:       The "Adjusted Cap Rate" for any Distribution Date and any class of Class A and Subordinate Certificates equals (x) the Net WAC Cap less (y) a per annum rate equal to: (i) the product of
(a) the Net Deferred Interest and (b) 12, divided by (ii) the aggregate principal balance of the Mortgage Loans as of the first day of the month prior to such Distribution Date, adjusted, in the case of the Subordinate Certificates, on an actual/360 basis.

Deferred Interest: The Mortgage Loans may experience negative amortization when the interest accrued on a Mortgage Loan exceeds the monthly payment due on such Mortgage Loan.  Such excess is deferred and added to the unpaid principal balance of such Mortgage Loan (“Deferred Interest”).

Net Deferred Interest: For the Mortgage Loans the “Net Deferred Interest” is the greater of (a) the excess of Deferred Interest over Payoffs and Curtailments, in each case for the Mortgage Loans, and (b) zero. The amount of current interest on the Certificates will be reduced by the related Net Deferred Interest, if any, to the extent of the amount of current accrued interest distributable on such Certificate(s) and such reduction in current interest distributable to such Certificate(s) will be added to the principal balance of the related Certificate(s) as described below.

For any Distribution Date, Net Deferred Interest will first be allocated against interest otherwise distributable to the Class X Certificates and then will be allocated among the Certificates in proportion to the excess, if any, for each such class of (i) the current interest accrued at the applicable certificate interest rate for such class, over (ii) the amount of current interest that would have accrued had the certificate interest rate for such class equaled the related Adjusted Cap Rate for such class and Distribution Date.

Allocation of Realized Losses: Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case until the respective class principal balance has been reduced to zero; and second, any realized losses remaining on the Mortgage Loans to the Class A Certificates and the Class X PO Component, on a pro-rata basis, until the related class principal balance or component principal balance has been reduced to zero, provided however, that the Class A Certificates allocation of realized losses will be allocated in the manner below:

(a)           any realized losses remaining on the Mortgage Loans will be allocated to the Class A-1A, Class A-1B and Class A-1C Certificates and the Class X Certificates, on a pro-rata basis until their respective class principal balance or component principal balances has been reduced to zero, provided however, that the Class A-1A, Class A-1B and Class A-1C Certificates’ pro-rata allocation of realized losses will be allocated in the manner below:

(i)             first, to the Class A-1C Certificates until its Class principal balance is reduced to zero;

(ii)           second, to the Class A-1B Certificates until its Class principal is balance is reduced to zero; and

(iii)          third, to the Class A-1A Certificates until its Class principal balance is reduced to zero.

Certificates Priority of Distributions: Available funds from the Mortgage Loans will be distributed in the following order of priority:

1)             Senior Certificates, accrued and unpaid interest, pro rata, at the related certificate interest rate, provided, however, that any interest otherwise distributable with respect to the Class X Certificates will be reduced to the extent needed to pay any Carryover Shortfall Amount below (after giving effect to any Net Deferred Interest amount allocated to the Class X IO Component);

2)             Class R Certificates, as principal, until the certificate principal balance of such class has been reduced to zero;

3)             Class A Certificates, principal to the Class A-1A, Class A-1B and Class A-1C Certificates, pro rata, until their respective certificate principal balances are reduced to zero;

4)             Class X PO Component, principal until its component principal balance is reduced to zero;

5)             Class B-1 Certificates, accrued and unpaid interest at the Class B-1 certificate interest rate;

6)             Class B-1 Certificates, principal allocable to such Class;

7)             Class B-2 Certificates, accrued and unpaid interest at the Class B-2 certificate interest rate;

8)             Class B-2 Certificates, principal allocable to such Class;

9)             Class B-3 Certificates, accrued and unpaid interest at the Class B-3 certificate interest rate;

10)         Class B-3 Certificates, principal allocable to such Class;

11)         Class B-4 Certificates, accrued and unpaid interest at the Class B-4 certificate interest rate;

12)         Class B-4 Certificates, principal allocable to such Class;

13)         Class B-5 Certificates, accrued and unpaid interest at the Class B-5 certificate interest rate;

14)         Class B-5 Certificates, principal allocable to such Class;

15)         Class B-6 Certificates, accrued and unpaid interest at the Class B-6 certificate interest rate;

16)         Class B-6 Certificates, principal allocable to such Class;

17)         Class B-7 Certificates, accrued and unpaid interest at the Class B-7 certificate interest rate;

18)         Class B-7 Certificates, principal allocable to such Class;

19)         Class B-8 Certificates, accrued and unpaid interest at the Class B-8 certificate interest rate;

20)         Class B-8 Certificates, principal allocable to such Class;

21)         Class B-9 Certificates, accrued and unpaid interest at the Class B-9 certificate interest rate;

22)         Class B-9 Certificates, principal allocable to such Class;

23)         Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14, interest and principal in the same manner as for the Senior Subordinate Certificates;

24)         Class B-1, Class B-2, Class B-3, Class B-4, Class B-5, Class B-6, Class B-7, Class B-8, Class B-9, Class B-10, Class B-11, Class B-12, Class B-13 and Class B-14 Certificates, in sequential order, the Carryover Shortfall Amount, to the extent of interest otherwise distributable to the Class X Certificates (after giving effect to any Net Deferred Interest amount allocated to the Class X IO Component); and

25)         Class R Certificate, any remaining amount.